

April 22, 2013

Via E-mail
Mr. George E. Rider
Executive Vice President, General Counsel and Secretary
Tallgrass Energy Partners, LP
6640 W. 143rd Street, Suite 200
Overland Park, KS 66223

> **Re: Tallgrass Energy Partners, LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 18, 2013**
> **File No. 333-187595**

Dear Mr. Rider:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 108

New Credit Facility, page 121

1. Please briefly describe the conditions precedent on which the availability of the credit facility is conditioned.

The Partnership Agreement, page 182

2. We note that Section 16.9 of the Form of Amended and Restated Agreement of Limited Partnership filed with this amendment provides that the Delaware Court of Chancery will be the exclusive forum for certain proceedings. Please include disclosure in your prospectus regarding this exclusive forum provision. Please also disclose that although

you have included an exclusive forum provision in your Partnership Agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Notes to Unaudited Pro Forma Financial Data, page F-6

2. Pro Forma Adjustments and Assumptions, page F-6

3. If you have not entered into an agreement for your new revolving credit facility, please advise. Alternatively, please revise to disclose, if true, that you have received a firm commitment for the new revolving credit facility or that in connection with this offering you have entered into a revolving credit facility. In this regard, we note your disclosure on pages 65, 121, 126, 220 and elsewhere that you "intend," "will," or "expect to" enter into a revolving credit facility. Further, we continue to note your disclosure that the credit facility will be available on and after the closing date of this offering subject to the satisfaction of certain conditions precedent. Tell us the certain conditions precedent that must be satisfied. If these contracts are not finalized and executed, and your disclosures are not updated to reflect this fact, prior to your request for effectiveness, it is not evident adjustments to your pro forma financial statements giving effect to a new credit facility would be permitted under Article 11 of Regulation S-X. Please update your disclosure and file the executed commitment letter from your lenders or agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Notes to Combined Financial Statements, page F-15

Note 3. Business Combination, page F-23

4. We note your response to comment 3 in our letter dated April 15, 2013. You state that "For TIGT, the allocation of goodwill for tax purposes was also the same as the allocation for financial reporting purposes under GAAP, except that goodwill was further allocated to tangible assets for tax purposes." Please explain what you mean by "…goodwill was further allocated to tangible assets for tax purposes" including whether the fair value of the depreciable assets for tax purposes was greater than your determination of fair value for financial reporting purposes. If so, please justify why valuation of property plant and equipment for tax purposes would differ from fair value determined for book purposes. Also, as previously requested, show us the allocation you made for tax purposes and contrast it with the allocation for financial reporting purposes. Please describe the nature of the tangible assets that were further adjusted for tax purposes.

5. Please refer to Exhibit IV a. Please explain the basis for the percentage growth assumed in years 2013 and 2014.

6. Your response to comment 4 in our letter dated April 15, 2013 indicates the most recent regulatory rate case for TIGT occurred in 1999 and included a rate of return of

approximately 13.7%. Please explain in detail what the 13.7% rate represents including whether the rate represents your assumed return on equity or a blended debt/equity rate used for rate setting to determine the cost of funds invested in property, plant and equipment. If not a blended debt/equity rate base return, please explain your basis for a different return assumption. Your response further asserts there have been notable changes to TIGT's business since 1999 and that you believe the regulated rate of return in 1999 was based in part on throughput volume or profitability assumptions that reflected the operation of the asset at that time. We are not sure how to interrupt this statement. Please explain whether or not those changes had an impact on the discount rate you used to determine the amount allocated to property plant and equipment and, if so, tell us the discount rate actually used to determine the fair value of TIGT's regulated assets. As a side note, please define what you mean by regulatory book value. Lastly, as the regulatory rate of return is substantially higher than 8.5%, please explain to us why you believe 8.5% is representative of the regulated reporting units WACC when the actual return on such assets is substantially higher. Further, tell us what impact, if any, the Settlement approved by FERC on September 22, 2011 reducing the Fuel Retention Factors had on your regulatory rate of return.

Note 6. Property, Plant and Equipment, page F-27

7. We note your response to comments 6 and 7 in our letter dated April 15, 2013 and that the Pre-Predecessor stepped up the value of the assets upon purchase. We appreciate you may not have full knowledge of the Pre-Predecessor accounting, however, as a result of your relationship with the Pre-Predecessor stemming from your acquisition of these assets, please explain how the Pre-Predecessor determined the acquisition value of these assets. Please be detailed in your response indicating why the valuation performed by a global midstream provider such as Kinder Morgan was not a valid basis upon which to base the value for such assets under GAAP. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Laura L. Tyson